Azzad Ethical Fund(ADJEX)

Azzad Wise Capital Fund(WISEX)

PROSPECTUS

NOVEMBER 1, 2012

If you have any questions about any part of the prospectus or wish to obtain additional information about the Azzad Funds, please call 888.862.9923 or visit www.azzadfunds.com.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Azzad Funds c/o Mutual Shareholder Services

8000 Town Center Drive, Suite 400 Broadview Heights, OH 44147

TABLE OF CONTENTS

AZZAD ETHICAL FUND SUMMARY (ADJEX)

Investment objective

4

Fees and expenses of the Fund

4

Portfolio turnover

4

Principal investment strategy

4

Ethical Investment Restrictions

5

Principal risks of investing in the Fund

5

Performance

6

Investment Adviser

7

Investment Sub-Adviser

7

Portfolio Manager(s)

7

Buying and Selling Shares

8

Tax Information

8

Payments to broker-dealers and other financial intermediaries

8

AZZAD WISE CAPITAL FUND SUMMARY (WISEX)

9

Investment objective

9

Fees and expenses of the Fund

9

Portfolio Turnover

9

Principal investment strategy

9

Ethical Investment Restrictions

10

Principal risks of investing in the fund

11

Performance

12

Investment Adviser

13

Portfolio Manager

13

Buying and Selling Shares

13

Tax Information

14

Payments to broker-dealers and other financial intermediaries

14

Additional Information About the Funds’  Principal Investment Strategies and Related Risks

15

Investment objectives

15

Principal investment strategy of the Azzad Ethical Fund

15

Principal investment strategy of the Azzad Wise Capital Fund

16

Ethical Investment Restrictions

17

Principal risks of investing in the Funds

17

Additional Information About the Funds’ Non-Principal Investment Strategies and Related Risks  19

Portfolio Holdings Disclosure Policies

20

Temporary Defensive Positions

20

Management, Organization & Capital Structure

20

The Adviser

20

The Sub-Adviser to the Azzad Ethical Fund

20

Portfolio Manager

21

Distribution Plan

21

Custodian, Transfer & Dividend Disbursing Agents

22

Organization

22

At What Price are Shares Sold?

22

How Your Share Price (NAV) is Determined

22

Shareholder Guide

23

How to Purchase Your Shares

23

How to Sell Your Shares

25

MARKET TIMING AND REDEMPTION FEES

27

Taxes, Dividend, and Distribution

28

Shareholder Services

30

Reporting to Third Party Information Providers

30

FINANCIAL HIGHLIGHTS

32

Financial Highlights (Azzad Ethical Fund)

32

FINANCIAL HIGHLIGHTS (Azzad Wise Capital Fund)

33

Account Types

35

PRIVACY POLICY NOTICE

Additional Information

AZZAD ETHICAL FUND SUMMARY (ADJEX)

Investment objective

Azzad Ethical Fund’s investment objective is to provide shareholders with long-term total returns using means that are consistent with the Adviser’s ethical principles.

Fees and expenses of the Fund

The table below describes fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)
Redemption Fee (as a % of amount redeemed within 90 days)	2.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.80%
Distribution and/or Service (12b-1) fees	0.15%
Other Expenses	0.70%
Total Annual Fund Operating Expenses	1.45%
Fee Waiver/Expense Reimbursement*	(0.46%)
Total Annual Fund Operating Expenses after Fee Waiver	0.99%

*The Fund’s Adviser has agreed to contractually waive all or a portion of its fees and/or reimburse the Fund for certain operating expenses, to the extent necessary to limit the fund’s net annual operating expenses (excluding brokerage costs; borrowing costs, including without limitation dividends on securities sold short; taxes; indirect expenses, such as expenses incurred by other investment companies in which the Fund invests; and litigation and other extraordinary expenses) to 0.99% of average daily net assets for a 5-year period beginning July 1, 2009 and ending June 30, 2014.  This agreement may only be terminated by agreement of the Trust’s Board of Trustees and the Fund’s Adviser.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Year	5 Year	10 Year
$101	$315	$653	$1,609

Portfolio turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 13.48% of the average value of its portfolio.

Principal investment strategy

The Fund invests in common stocks of companies of all sizes that comply with the Adviser’s ethical investment restrictions.  In addition, the Fund may purchase domestic and foreign stocks directly or through American Depository Receipts (ADRs).  The Fund seeks total return, which includes income from dividends and interest from, and capital appreciation of , portfolio securities held by the Fund. The Adviser looks for companies of any market cap that it believes are reasonably priced with high forecasted earnings potential.

The Fund’s Subadviser, Ziegler Lotsoff Capital Management (“ZLCM ”) ”), assists the Adviser in managing the management of the Fund Fund’s portfolio by providing an investment model for that the Adviser to use uses in managing the Fund’s investments .. ZLCM also provides the Adviser with and making recommendations regarding specific portfolio investments. The model consists of primarily of mid cap domestic growth companies that ZLCM believes have demonstrated above-average and consistent long-term growth in earnings and have excellent prospects for future growth. A mid cap company has a market capitalization between $1.5 billion and $12 billion or is within the range of market capitalizations represented in the Russell Midcap Index (between $1.4 billion and $17.4 billion at the time of its most recent reconstitution on May 31, 2012) at the time of purchase.

ZLCM evaluates companies by combining a proprietary quantitative model that scores stocks with a fundamental evaluation that confirms the attractiveness of the top scoring stocks. This multi-factor model uses cash flow analysis to identify stocks that are trading at or below their fair market value. ZLCM believes that inflation adjusted returns and cash flow analysis provide the most accurate measure of a company’s value. The model, along with specific recommendations, are provided to the Adviser and implemented at the Adviser’s discretion. The Adviser conducts all trades for the Fund.

The essence of the Fund’s strategy is to invest in quality companies that share several attributes that the portfolio managers believe should result in capital appreciation over time: sustainable competitive advantages, promising fundamentals that allow for significant earnings growth, skilled management teams and solid financials including low debt.

The Fund also may invest in short term money market deposits that comply with the Fund’s ethical investment restrictions and are not based on interest based lending arrangements.

To take advantage of market inefficiencies, the Fund may be actively traded. During these periods, the Fund’s turnover rate may exceed 100%.

The Adviser will decide which securities to purchase for the Fund. The Adviser will sell a security if it falls out of compliance with the Fund’s ethical investment restrictions. In addition, a security may be sold when the Adviser believes it is showing deteriorating technical and fundamental indicators, due to sector rotations or geographical reallocations, or to manage concentration risk. A security may also be sold when better risk/reward opportunities may be found in other stocks.

Ethical Investment Restrictions

The Fund does not invest in corporations that derive substantial revenue (defined as more than 5% of total revenue) from alcohol, tobacco, pornography, meat, gambling or weapons industries as determined by the Adviser. The Fund will also consider a company’s performance with respect to environmental responsibility, labor standards, and human rights.  The Fund also will not invest in securities or other instruments that derive revenue from the receipt of interest from lending arrangements, such as certain types of bonds (such as World Bank bonds and U.S. Treasury bonds ), , preferred stocks and convertible securities or other instruments that pay interest from lending, or from the receipt of gains from futures contracts, trading debt or trades that involve exchanging the same kind of monetary instruments (such as the same type of currency).  The Fund will, however, be able to invest in instruments that provide a fixed rate of return in transactions that are structured to be compliant with the Fund’s ethical investment restrictions such as certificates of deposit, bank notes or short term money market deposits instruments that are not based on interest based lending arrangements.

The Fund is non-diversified and may invest a larger percentage of its assets in fewer companies than diversified funds, exposing it to more volatility and/or market risk than diversified funds.

Principal risks of investing in the Fund

Although the Adviser makes every effort to achieve the Fund’s objective, the Adviser cannot guarantee it will attain that objective. You could lose money by investing in this Fund. The principal risks include:

❖

Small and medium capitalization stocks held by the Fund could fall out of favor and returns would subsequently trail returns from the overall stock market. The performance of such stocks also could be more volatile than large capitalization stocks. Small and medium cap companies are more likely to have more limited product lines, fewer capital resources and less depth of management than larger companies.

❖

The stock market may fall in value, causing prices of stocks held by the Fund to fall. Stock prices fluctuate based on changes to a company’s financial condition, on overall market and economic conditions and on investors’ perception of a company’s soundness.

❖

The Fund is non-diversified and may invest a larger percentage of its assets in fewer companies exposing it to more volatility and/or market risk than diversified funds. The Fund also generally avoids companies in certain economic sectors and its performance may suffer if these sectors outperform the overall stock market.

❖

Individual stocks in the Fund may not perform as expected, and the Fund’s portfolio management practices may not achieve the desired result.

❖

Investing in foreign securities involves risks not typically associated with U.S. investments, including, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country, less publicly available information, more volatile or less liquid securities markets, restrictions on receiving the investment proceeds from a foreign country, foreign tax laws, potential difficulties in enforcing contractual obligations, less revealing accounting practices, inadequate or irregular regulation and more volatile performance.  There is also the risk of  confiscation, taxation, currency blockage or political or social instability.

❖

Securities that trade or are denominated in currencies other than the U.S. dollar may be adversely affected by fluctuations in currency exchange rates. When the U.S. dollar strengthens relative to a foreign currency, the U.S. dollar value of an investment denominated in that currency will typically fall.

❖

The Fund’s ethical investment restrictions do not allow investing in certain businesses, and there are broad limitations upon the types of securities or other instruments in which the Fund may invest, as well as upon commonly used investment techniques. As a result, the Fund will not be able to participate in strong performance from those businesses and may not be able to earn income comparable to other funds from non-invested assets.

❖

Certificates of deposit, bank notes and short-term money market instruments in which the Fund invests can fluctuate in value. Like other fixed income securities, they are subject to risk, including market and credit risk. They also may be subject to counterparty risk, which is the risk that the other party(s) to an agreement or a participant in a transaction, such as a bank, might default on a contract or fail to perform by failing to pay amounts due or failing to fulfill the obligations of the contract or transaction. To the extent that the Fund’s assets are deposited into short term money market instruments, it will be more difficult for the Fund to achieve its objective.

❖

Portfolio turnover refers to the rate at which the securities held by the Fund are replaced. The higher the rate, the higher the transactional and brokerage costs associated with the turnover which may reduce the Fund’s return, unless the securities traded can be bought and sold without corresponding commission costs.  Active trading of securities may also increase the Fund’s realized short-term capital gains or losses, which may affect the taxes you pay as a Fund shareholder.  Short-term capital gains are taxed as ordinary income under federal income tax laws.

You should consider investing in the Fund if you are looking for long-term total return and are willing to accept the associated risks.

Performance

The following bar chart and table provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for 1-year, 5-year and 10-year periods compare with those of a broad measure of market performance. To obtain updated performance information, please call 888-350-3369. The Fund’s past performance, before and after taxes, is not necessarily an indication of its future performance.

Annual Total Returns for the Years Ended December 31

70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
-10.00%
-20.00%
-30.00%
-40.00%
-50.00%
-22.18%
17.98%
10.66%
13.60%
3.08%
12.37%
-43.38%
53.75%
23.84%
2.09%
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

Return for the fiscal year-to-date as of 09/30/12:  {   }

Best Quarter: ended 6-30-2009: +23.72%

Worst Quarter: ended 12-31-2008: -25.23%

The Fund’s inception date was: December 22, 2000

Average Annual Total Returns

(For the periods ended December 31, 2011)

	1 Year	5 Years	10 Years
Return Before Taxes	2.09%	4.34%	3.94%
Return After Taxes on Distributions	2.09%	3.82%	3.37%
Return After Taxes on Distributions and Sale of Fund Shares	1.36%	3.55%	3.17%
Russell Mid Cap Growth * (reflects no deduction for fees, expenses or taxes)	(1.65)%	2.43%	4.43%

After tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Your actual after-tax returns depend on your tax situation and may differ from those shown, and after-tax returns shown are not relevant if your Fund shares are held in tax-deferred arrangements, such as Individual Retirement Accounts (IRAs) or 401(k) plans.

Investment Adviser

Azzad Asset Management, Inc. is the investment adviser to the Fund.

Investment Sub-Adviser

Ziegler Lotsoff Capital Management, LLC is the Subadviser to the Fund.

Portfolio Manager(s)

Jamal Elbarmil,

Vice President of Azzad Asset Management

Managing the Fund since 2008

Joseph Pappo,

Senior Portfolio Manager at Ziegler Lotsoff Capital Management, LLC.

Managing the Fund since 2012

Donald Reid, Ph.D.,

Senior Portfolio Manager at Ziegler Lotsoff Capital Management, LLC.

Managing the Fund since 2012

Buying and Selling Shares

You can buy, sell (redeem) or exchange shares of the Fund, either through a financial professional or directly from the Fund, on any day that the New York Stock Exchange is open.

Minimum to Open Fund Account

Minimum to Open IRA Account

Minimum Additional Investment

$1,000

$500

$50

Minimum to Open Coverdell Account

$500

To buy shares, contact your financial professional or open an account by completing and signing an application (available at www.azzadfunds.com or by calling 888-350-3369). Make your check payable to the Fund and mail to: Azzad Funds c/o Mutual Shareholder Services 8000 Town Centre Drive, Ste 400, Broadview Heights, OH 44147.

You may redeem your shares at any time at the NAV per share next determined after the transfer agent receives your redemption request in proper form. .. If your redemption request is received prior to close of trading on the New York Stock Exchange (normally 4:00 p.m. Eastern Time), your redemption will be priced the same day.  You can submit your request to redeem shares to the Fund by telephone by calling 888-350-3369 or by mail to: Azzad Funds C/O Mutual Shareholder Services 8000 Town Centre Drive, Ste 400, Broadview Heights, OH 44147

Tax Information

Unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account, any dividends and distributions made by the Fund are taxable to you as ordinary income or capital gains.

Payments to broker-dealers and other financial intermediaries

If you purchase shares of the fund through a broker/dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker/dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

AZZAD WISE CAPITAL FUND SUMMARY (WISEX)

Investment objective

Azzad Wise Capital Fund’s investment objective is to provide shareholders with capital preservation and income.

Fees and expenses of the Fund

The table below describes fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)
Redemption Fee (as a % of amount redeemed within 90 days)	2.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	1.19%
Distribution and/or Service (12b-1) fees	0.05%

Other Expenses	0.39%
Acquired Fund Fees and Expenses	0.09%
Total Annual Fund Operating Expenses	1.72%
Fee Waiver*	(0.14%)
Total Annual Fund Operating Expenses after Fee Waiver	1.58%

*The Fund’s Adviser has agreed to contractually waive all or a portion of its fees or reimburse the Fund for certain operating expenses, to the extent necessary to limit the fund’s net annual operating expenses (excluding brokerage costs; borrowing costs, including without limitation dividends on securities sold short; taxes; indirect expenses, such as expenses incurred by other investment companies in which the Fund invests; and litigation and other extraordinary expenses) to 1.49% of average daily net assets through November 30, 2013.  This agreement may only be terminated by agreement of the Fund’s Board of Trustees and the Adviser.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Year	5 Year	10 Year
$161	$528	$920	$2,019

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). Higher turnover rates may indicate higher transaction costs and may result in higher taxes when shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 234.93% of the average value of its portfolio.

Principal investment strategy

Azzad Wise Capital Fund invests primarily in bank notes and certificates issued for payment by international financial institutions, foreign governments, and agencies of foreign governments and special purpose entities established by financial institutions in transactions structured to be compliant with the Fund’s ethical investment guidelines.   Some Examples of the these notes and certificates include sukuk, which link the returns and cash flows of financing to the assets purchased, or the returns generated from an asset purchased, and wakala, in which accounts are operated under the Islamic finance principle of wakala (an agency agreement). Sukuk , similar to bonds, are issued by the issuer to obtain an up-front payment in exchange for an income stream to be generated by certain assets of the issuer, and as such are linked to those assets.   Examples of these include sukuks which link the returns and cash flows of financing to the assets purchased, or the returns generated from an asset purchased.  Other certificates are expected to be issued by special purpose entities established by various financial institutions as part of transactions involving guarantees by the financial institutions of arrangements designed to assure that the issuers of the certificates have sufficient funds to make all payments required by the certificates. Generally, the issuer sells the investor a certificate, which the investor then rents back to the issuer for a predetermined rental fee. With wakala, a bank, as agent, raises funds to invest in various commercial activities from its investors. The bank and its investors both share in the profit and risk of loss of investment in such activities.

The Fund may also invests in unaffiliated funds located in the United States and other countries. These funds primarily invest in sukuk and other securities (such as wakala) that are consistent with the Adviser’s ethical guidelines.

The Fund may also invest in notes issued in transactions where the Fund purchases (in the commodities markets) warrants (that is, certificates giving the holder the right to buy specific amounts of a commodity at a specific time) for commodities such as metals from a party other than the counterparty, and nearly simultaneously sells to a counterparty the underlying commodities in exchange for a note payable by the counterparty providing a fixed return that is due in a fixed amount of time following the transaction.  Most of these counterparties are foreign banks and some of these issuers may be in emerging markets.  However, the assets are not pledged as security for the certificates, and the Fund is relying on the creditworthiness of the issuer for all payments required by the certificates. There is also no assurance that the issuers of these types of certificates will be able to make such payments.

The essence of the Fund’s strategy is to provide shareholders with a return that is comparable to the return on bank accounts, certificates of deposit and other similar fixed income products.  The Fund concentrates its investments in the financial services industry.  The Fund anticipates that the maturity of the securities in the portfolio will range from one to fifteen years and that the average duration of the portfolio will range from one to five years.   While the Fund generally purchases securities at the lower end of this maturity range, the Fund may purchase securities with maturities at the longer end of this range when the Adviser determines that they offer an attractive return or to lengthen the average duration of the Fund. The Fund anticipates approximately 90% of the Fund’s notes will be above investment grade at the time of purchase. Approximately 10% of the Fund’s notes and certificates may be below investment grade (but not lower than a B rating by Moody or an equivalent credit agency. When a credit rating is not available, the Adviser will conduct its own internal analysis).

The Fund will not may invest more than up to 15% of its assets in illiquid securities as defined by the Investment Company Act of 1940.

The Fund also may invest in domestic and international common stocks of any market capitalization, including emerging market securities.  The Fund may pursue an active trading strategy with regards to this portion of the portfolio resulting in higher portfolio turnover than mutual funds that do not actively trade securities.  The Fund also invests in securities issued by foreign governments and agencies of foreign governments (sovereign debt) based on the Adviser’s analysis of a country’s credit rating, foreign currency reserves and the economic and political conditions of the country.

The Fund may invest in short term income producing investments such as money market accounts and certificates of deposit that are in compliance with its ethical guidelines

The Adviser will sell a security if it falls out of compliance with the Fund’s ethical investment restrictions. In addition, a security may be sold when the Adviser believes it is showing deteriorating technical and fundamental indicators, due to sector rotations or geographical reallocations, or to manage concentration risk.

Ethical Investment Restrictions

The Fund does not invest in corporations that derive substantial revenue (defined as more than 5% of total revenue) from alcohol, tobacco, pornography, meat, gambling or weapons industries as determined by the Adviser. The Fund will also consider a company’s performance with respect to environmental responsibility, labor standards, and human rights.  The Fund will also not invest in securities or other instruments that derive revenue from the receipt of interest from lending arrangements, such as certain types of bonds (such as World Bank bonds and U.S. Treasury bonds), preferred stocks and convertible securities or other instruments that pay interest from lending, or from the receipt of gains from futures contracts, trading debt or trades that involve exchanging the same kind of monetary instruments (such as the same type of currency).  The Fund will, however, be able to invest in instruments that provide a fixed rate of return in transactions that are structured to be compliant with the Fund’s ethical investment restrictions such as sukuks sukuk , certificates of deposit, bank notes and short term bank deposits.

The Fund is non-diversified and may invest a larger percentage of its assets in fewer companies and/or counterparties than diversified funds exposing it to more volatility and/or market risk than diversified funds.

Principal risks of investing in the fund

Although the Adviser makes every effort to achieve the Fund’s objective of capital preservation and income, the Adviser cannot guarantee it will attain that objective. You could lose money by investing in this Fund. The principal risks include:

❖

The Fund will be investing in certificates, notes and other securities, which are subject to credit risk. The counterparty issuing the securities may not be able to pay the securities when due or otherwise fulfill their contractual obligations, which could result in a loss to the Fund.

❖

Sukuk involve many of the same risks that conventional bonds incur such as: credit and counterparty risk, interest rate, maturity and investment grade securities risk. In addition to these risks, there are certain risks specific to sukuk. These include various operational risks including default risk, a lack of institutional support and risks related to the underlying assets. The sukuk markets are in their infancy and most sukuk trading is restricted to the primary markets. Unlike conventional bonds, sukuk tend to be held until maturity; thus, they are traded less frequently compared to conventional bonds.

❖

When the Fund invests in wakala, it will be subject to the credit risk of the bank acting as agent, and the risk that the bank will not manage the investment in a profitable manner.

❖

When the Fund invests in other funds, the Fund will be subject to investment advisory and other expenses that will be indirectly paid by the Fund.  As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the other funds and also may be higher than the cost of investing in other mutual funds that invest directly in securities.  Investment companies are subject to specific risks, depending on the nature of the fund.

❖

The stock market may fall in value, causing prices of stocks held by the Fund to fall. Stock prices fluctuate based on changes to a company’s financial condition, on overall market and economic conditions and on investors’ perception of a company’s soundness.

❖

The Fund is non-diversified and may invest a larger percentage of its assets in fewer companies and/or counterparties exposing it to more volatility and/or market risk than diversified funds. In addition, the Fund often invests a significant portion of its assets in companies within the financial services sector and its performance may suffer if this sector underperforms the overall stock market.

❖

Individual securities or other holdings in the Fund may not perform as expected, and the Fund’s portfolio management practices may not achieve the desired result.

❖

Investing in foreign securities involves risks not typically associated with U.S. investments, including, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country, less publicly available information, more volatile or less liquid securities markets, restrictions on receiving the investment proceeds from a foreign country, foreign tax laws, potential difficulties in enforcing contractual obligations, less revealing accounting practices, inadequate or irregular regulation and more volatile performance.There is also the risk of confiscation, taxation, currency blockage or political or social instability.

❖

Securities that trade or are denominated in currencies other than the U.S. dollar may be adversely affected by fluctuations in currency exchange rates or currency controls imposed by foreign governments. When the U.S. dollar strengthens relative to a foreign currency, the U.S. dollar value of an investment denominated in that currency will typically fall.

❖

The Fund will concentrate its investments in the financial services industry.  Adverse developments affecting a security in the financial services industry may affect all securities in that industry, and any negative developments affecting that industry will have a greater impact on the Fund than a fund that is not concentrated in that industry.  Further, because the Fund’s investments are concentrated in securities issued by a limited number of counterparties, all of which share a single industry, the Fund is even more susceptible to any single negative economic, technological, political, or regulatory occurrence that impacts the financial services industry than a fund that does not concentrate.

❖

Investments in emerging market securities impose risks different from, or greater than, risks of investing in foreign developed countries, including: smaller market capitalization; significant price volatility; restrictions on foreign investment; and possible repatriation of investment income and capital. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by a Fund. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.

❖

The Fund’s investment in securities issued by foreign governments and agencies of foreign governments (sovereign debt) differs from debt obligations issued by private entities in that, generally, remedies for defaults must be pursued in the courts of the defaulting party. Legal recourse is therefore limited. Political conditions, especially a sovereign entity’s willingness to meet the terms of its debt obligations, are of considerable significance.

❖

The Fund’s ethical investment restrictions will narrow the availability of investment opportunities in which it can invest. It is possible that the restrictions placed on investments may cause the Fund to underperform compared to other funds that do not place such restrictions on their investments.

❖

The Fund may invest up to 15% of its net assets in securities that are considered to be illiquid as defined by the Investment Company Act of 1940.  These can include certificates issued by foreign banks , sukuk and sukuks wakala ..  As a result, if the Fund receives a large amount of redemptions, the Fund may be forced to sell such illiquid investments at a significant loss to be able to meet such redemption requests.

❖

Portfolio turnover refers to the rate at which the securities held by the Fund are replaced. The higher the rate, the higher the transactional and brokerage costs associated with the turnover , which may reduce the Fund’s return, unless the securities traded can be bought and sold without corresponding commission costs.   The Fund may have a high portfolio turnover rate. Active trading of securities may also increase the Fund’s realized short-term capital gains or losses, which may affect the taxes you pay as a Fund shareholder.  Short-term capital gains are taxed as ordinary income under federal income tax laws.   ..

You should consider investing in the Fund if you are looking for capital preservation and income and are willing to accept the associated risks.

Performance

The following bar chart and table provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for a 1-year period and for the life of the Fund compare with those of a broad measure of market performance. To obtain updated performance information, please call 888-350-3369. The Fund’s past performance, before and after taxes, is not necessarily an indication of its future performance.

Annual Total Returns for the Years Ended December 31

10.00%
5.00%
0.00%
-5.00%
-10.00%
0.41%
0.93%
2010
2011

Return for the fiscal year-to-date as of 09/30/12:  {   }

Best Quarter: ended 9-30-2010: +1.93%

Worst Quarter: ended 6-30-2010: -1.66%

The Fund’s inception date was April 1, 2010.

Average Annual Total Returns

(For the periods ended December 31, 2011)

	1 Year	Since Inception
Return Before Taxes	0.93%	0.77%
Return After Taxes on Distributions	0.32%	0.36%
Return After Taxes on Distributions and Sale of Fund Shares	0.60%	0.42%
BofAML US Corp & Govt 1-3 Yr Index * (reflects no deduction for fees, expenses or taxes)	(16.27)%	(2.81)%

After tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Your actual after-tax returns depend on your tax situation and may differ from those shown, and after-tax returns shown are not relevant if your Fund shares are held in tax-deferred arrangements, such as Individual Retirement Accounts (IRAs) or 401(k) plans.

Investment Adviser

Azzad Asset Management, Inc. is the investment adviser to the Fund.

Portfolio Manager

Jamal Elbarmil, Vice President of Azzad Asset Management, is the Fund’s portfolio manager and has been since its inception in 2010.

Buying and Selling Shares

You can buy, sell (redeem) or exchange shares of the fund, either through a financial professional or directly from the Fund, on any day that the New York Stock Exchange is open.

Minimum to Open Fund Account

Minimum to Open IRA Account

Minimum Additional Investment

$4,000

$4,000

$300

To buy shares, contact your financial professional or open an account by completing and signing an application (available at www.azzadfunds.com or by call 888-350-3369). Make your check payable to the Fund and mail to: Azzad Funds C/O Mutual Shareholder Services 8000 Town Centre Drive, Ste 400, Broadview Heights, OH 44147.

You may redeem your shares at any time at the NAV per share next determined after the transfer agent receives your redemption request in proper form. ..  If your redemption request is received prior to close of trading on the New York Stock Exchange (normally 4:00 p.m. Eastern Time), your redemption will be priced the same day.  You can submit your request to redeem shares tothe Fund by telephone by calling 888-350-3369 or by mail to: Azzad Funds C/O Mutual Shareholder Services 8000 Town Centre Drive, Ste 400, Broadview Heights, OH 44147

Tax Information

Unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account, any dividends and distributions made by the Fund are taxable to you as ordinary income or capital gains.

Payments to broker-dealers and other financial intermediaries

If you purchase shares of the fund through a broker/dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker/dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

Additional Information About the Funds’
Principal Investment Strategies and Related Risks

Investment objectives

Azzad Ethical Fund pursues long-term total return by investing in companies that are in line with its ethical principles.  Azzad Wise Capital Fund’s investment objective is to provide shareholders with capital preservation and income.

The investment objectives of each Fund are non-fundamental and may be changed by the Board of Trustees without shareholder approval. If the Board decides to change a Fund’s investment objectives, shareholders will be given 60 days advance notice.

Principal investment strategy of the Azzad Ethical Fund

Azzad Ethical Fund invests in common stocks of companies of all sizes that comply with the Adviser’s ethical restrictions.  In addition, the Fund will also purchase domestic and foreign stocks directly or through American Depository Receipts (“ADRs”).

The essence of the Fund’s strategy is to invest in quality companies that share several attributes that the Adviser believes should result in capital appreciation over time: sustainable competitive advantages, promising fundamentals that allow for significant earnings growth, skilled management teams and solid financials including low debt.  The Adviser filters-out from the universe of stocks considered for the Fund companies for which:

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Total debt divided by trailing 12-month average market capitalization is greater than or equal to 30%. The total debt divided by assets is greater than or equal to 30%. (Note: total debt = short term debt + current portion of long-term debt + long-term debt).

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Total interest bearing investments divided by market capitalization is less than 30%.

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Interest income divided by total sales is greater than or equal to 5%.

The Fund’s Subadviser, Ziegler Lotsoff Capital Management, assists the Adviser in managing the Fund’s portfolio by providing an investment model for that the Adviser to use uses in managing the Fund’s investments and making recommendations regarding specific portfolio investments. The model consists primarily of mid cap growth domestic growth companies that ZLCM believes have demonstrated above-average and consistent long-term growth in earnings and have excellent prospects for future growth. A mid cap company has a market capitalization between $1.5 billion and $12 billion or is within the range of market capitalizations represented in the Russell Midcap Index (between $1.4 billion and $17.4 billion at the time of its most recent reconstitution on May 31, 2012) at the time of purchase.

ZLCM evaluates companies by combining a proprietary quantitative model that scores stocks with a fundamental evaluation that confirms the attractiveness of the top scoring stocks. This multi-factor model uses cash flow analysis to identify stocks that are trading at or below their fair market value. ZLCM believes that inflation adjusted returns and cash flow analysis provide the most accurate measure of a company’s value. The model, along with specific recommendations, are provided to the Adviser and implemented at the Adviser’s discretion. The Adviser conducts all trades for the Fund.

The Fund may also invest in short term income producing investments, such as money market accounts and certificates of deposit that the Adviser determines are compliant with the Fund’s ethical investment restrictions. Short term investments are securities that have a remaining maturity of 12 months or less, or that have provisions that permit the Fund to require the issuer to repurchase the security within a period of 12 months or less. Issuers of these short term investments are anticipated to be banks and other financial institutions.  The Fund is non-diversified.

Principal investment strategy of the Azzad Wise Capital Fund

Azzad Wise Capital Fund concentrates its investments in the financial services industry. The Fund invests primarily in U.S. dollar denominated bank notes and certificates for payment issued by domestic and foreign counterparties in transactions structured to be compliant with the Fund’s ethical investment restrictions.  Some of the certificates ( including certificates called “ sukuks sukuk ”) are issued by the issuer to obtain an upfront payment in exchange for an income stream to be generated by certain assets of the issuer, and as such are linked to those assets.  However, the assets are not pledged as security for the certificates, and the Fund is relying on the creditworthiness of the issuer for all payments required by the certificates.  Issuers of these certificates are anticipated to be international financial institutions, foreign governments and agencies of foreign governments.

Other certificates are expected to be issued by special purpose entities established by various financial institutions as part of transactions involving guarantees by the financial institutions of arrangements designed to assure that the issuers of the certificates have sufficient funds to make all payments required by the certificates.  There is no assurance that the issuers of eithertype of certificates will be able to make such payments. Other accounts (called “wakala”) are operated under the Islamic finance principle of wakala, which is an “agency agreement”. In its capacity as an agent, a bank raises funds to invest in various commercial activities from its investors. The bank and its investors both share in the profit and risk of loss of investment in such activities. As agent, the bank is responsible for monitoring the underlying investments to make sure that they will achieve the anticipated profit rate agreed upon in the contract on the maturity date. If the bank makes any profit by the maturity date, the profits are shared with the investors according to a pre-agreed ratio. Conversely, if a loss is made, it is borne by the investors in the absence of gross negligence, fraud or willful default by the bank.

There is no assurance that the issuers of these notes and certificate will be able to make such payments.  Prior to entering into a transaction with a counterparty, the Adviser reviews the counterparty’s credit rating and, if the counterparty is unrated, conducts due diligence on the counterparty's financial condition and credit history.The Fund will typically use between 15 and 25 counterparties for the notes and certificates, although there could be fewer counterparties at times.

The Fund may invest up to 10% of its assets in securities of counterparties that are rated below investment grade, but no lower than B grade as rated by Moody’s ( or a similar credit agency such as Standard & Poor’s (or , if a rating is not provided unrated, determined by Moody’s the Adviser to be of comparable quality ) at the time of acquisition ..

The Fund may also invest in short term income producing investments, such as money market accounts and certificates of deposit that the Adviser determines are compliant with the Fund’s ethical investment restrictions.  Short term investments are securities that have a remaining maturity of 12 months or less, or that have provisions that permit the Fund to require the issuer to repurchase the security within a period of 12 months or less.  Issuers of these short term investments are anticipated to be banks and other financial institutions.

The Fund may also invest in notes issued in transactions where the Fund purchases (in the commodities markets) warrants for commodities such as metals from a party other than the counterparty, and nearly simultaneously sells to a counterparty the underlying commodities in exchange for a note payable by the counterparty providing a fixed return that is due in a fixed amount of time following the transaction.  The Fund may also invest in notes issued in other transactions, provided that the Adviser determines that the transactions are structured to be compliant with the Fund’s ethical investment restrictions.

The Fund also may invest in domestic and international common stocks of any market capitalization, including emerging market securities.  The Fund may pursue an active trading strategy with regards to this portion of its portfolio.  The Fund also invests in securities issued by foreign governments and agencies of foreign governments (sovereign debt) based on the Adviser’s analysis of a country’s credit rating, foreign currency reserves and the economic and political conditions of the country.

The Fund anticipates that the maturity of the securities in the portfolio will range from one to twelve years and that the average duration of the portfolio will range from one to five years.  The Fund will not invest more than 15% of its assets in illiquid securities.  The Fund will be non-diversified.

Ethical Investment Restrictions

The Funds do not invest in corporations that derive substantial revenue (defined as more than 5% of total revenue) from alcohol, tobacco, pornography, meat, gambling or weapons industries as determined by the Adviser. The Fund will also consider a company’s performance with respect to environmental responsibility, labor standards, and human rights.

The Funds will also not invest in securities or other instruments that derive revenue from the receipt of interest from lending arrangements, such as certain types of bonds (such as World Bank bonds and U.S. Treasury bonds), preferred stocks and convertible securities or other instruments that pay interest from lending, or from the receipt of gains from futures contracts, trading debt or trades that involve exchanging the same kind of monetary instruments (such as the same type of currency).  The Funds will, however, be able to invest in instruments that provide a fixed rate of return in transactions that are structured to be compliant with the Funds’ ethical investment restrictions.

Principal risks of investing in the Funds

Although the Adviser makes every effort to achieve each Fund’s objective, the Adviser cannot guarantee it will attain those objectives. You could lose money by investing in the Funds.

The principal risks of investing in the Funds include:

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The stock market may fall in value, causing prices of stocks held by the Funds to fall. Stock prices fluctuate based on changes to a company’s financial condition, on overall market and economic conditions and on investors’ perception of a company’s soundness.

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The Funds are non-diversified and may invest a larger percentage of their assets in fewer companies exposing them to more volatility and/or market risk than diversified funds. The Funds also generally avoid companies in various sectors (such as tobacco, alcohol, or gambling, see Ethical Investment Restrictions above) and their performance may suffer if these sectors outperform the overall stock market.

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Individual stocks, securities, or other holdings in the Funds may not perform as expected, and the Funds’ portfolio management practices may not achieve the desired result.

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Because the Fund may invest in foreign stocks, it is also subject to foreign investing risk.  Foreign investing involves risks not typically associated with U.S. investments.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country.  In addition, foreign investing involves less publicly available information, and more volatile or less liquid securities markets.  Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, foreign tax laws, and potential difficulties in enforcing contractual obligations.  There is also the risk of confiscation, taxation, currency blockage or political or social instability.  Foreign accounting may be less revealing than American accounting practices.  Foreign regulation may be inadequate or irregular.  Owning foreign securities could cause the Fund’s performance to fluctuate more than if it held only U.S. securities.

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Securities that trade or are denominated in currencies other than the U.S. dollar may be adversely affected by fluctuations in currency exchange rates and currency controls imposed by foreign governments. When the U.S. dollar strengthens relative to a foreign currency, the U.S. dollar value of an investment denominated in that currency will typically fall.

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Portfolio turnover refers to the rate at which the securities held by the Fund are replaced. The higher the rate, the higher the transactional and brokerage costs associated with the turnover which may reduce the Fund’s return, unless the securities traded can be bought and sold without corresponding commission costs.  Active trading of securities may also increase the Fund’s realized short-term capital gains or losses, which may affect the taxes you pay as a Fund shareholder.  Short-term capital gains are taxed as ordinary income under federal income tax laws.

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The Funds’ ethical investment restrictions do not allow investing in certain businesses, and there are broad limitations upon the types of securities or other instruments in which the Funds may invest, as well as upon commonly used investment techniques. As a result, the Funds will not be able to participate in strong performance from those businesses and may not be able to earn income comparable to other funds from non-invested assets.

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Small and medium capitalization stocks held by the Funds could fall out of favor and returns would subsequently trail returns from the overall stock market. The performance of such stocks also could be more volatile than large capitalization stocks. Small and medium cap companies are more likely to have more limited product lines, fewer capital resources and less depth of management than larger companies.

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The Azzad Ethical Fund may, and the Azzad Wise Capital Fund will, invest in certificates, notes and other securities, which are subject to credit risk.  The counterparty issuing the securities may not be able to pay the securities when due, which could result in a loss to a Fund.  The Funds will typically use between 15 and 25 counterparties for the notes and certificates, although there could be fewer counterparties at times, subjecting the Funds to greater risk of default by a counterparty.  Each Fund intends to invest in securities that are investment grade (generally, having a Standard & Poor’s rating of “BBB” or better, or a Moody’s rating of “Baa” or better) or, if unrated, determined by the Adviser to be of comparable quality.  If a security has not received a rating, the Fund must rely entirely upon the Adviser’s credit assessment that the security is comparable to investment grade.  Generally, the lower the credit rating of a security, the greater the risk that the issuer will default on its obligation, which could result in a loss to the Funds.  Issuers of securities with lower investment grade categories are more vulnerable to changes in economic conditions than issuers of higher grade securities.  Further, because the Azzad Wise Capital Fund’s investments are concentrated in securities issued by a limited number of counterparties, all of which share a single economic sector, the Fund is even more susceptible to losses resulting from a particular counterparty’s inability to pay a security when due and from changes in economic conditions that impact all of the counterparties in that sector.

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The Azzad Wise Capital Fund invests in other mutual funds (“Underlying Funds”).  As a result, your cost of investing in the Fund will be higher than the cost of investing directly in investment companies and may be higher than other investment companies that invest directly in stocks and bonds. You will indirectly bear fees and expenses charged by the Underlying Funds in addition to the Fund’s direct fees and expenses. An investment in the Fund may also be more volatile than investments in other mutual funds due to its investment in Underlying Funds.

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The Funds’ investment in emerging market securities imposes risks different from, or greater than, risks of investing in foreign developed countries. These risks include: smaller market capitalization of securities markets, which may suffer periods of relative illiquidity; significant price volatility; restrictions on foreign investment; possible repatriation of investment income and capital. In addition, foreign investors may be required to register or pay taxes or tariffs on the proceeds of securities sales; future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or creation of government monopolies. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by a Fund. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.

Additional risks of emerging markets securities may include: greater social, economic and political uncertainty and instability; more substantial governmental involvement in the economy; less governmental supervision and regulation; unavailability of currency hedging techniques; companies that are newly organized and small; differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers; and less developed legal systems. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. Settlement problems may cause a Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a portfolio security. Such a delay could result in possible liability to a purchaser of the security.

In addition to the above risks, the following are principal risks of investing in Azzad Wise Capital Fund:

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The Fund will concentrate its investments in the financial services industry.  Adverse developments affecting a security in the financial services industry may affect all securities in that industry, and any negative developments affecting that industry will have a greater impact on the Fund than a fund that is not concentrated in that industry.  Further, because the Fund’s investments are concentrated in securities issued by a limited number of counterparties, all of which may share a single industry, the Fund is even more susceptible to any single negative economic, technological, political, or regulatory occurrence that impacts the financial services industry than a diversified fund.

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The Fund’s investment in securities issued by foreign governments and agencies of foreign governments (sovereign debt) differs from debt obligations issued by private entities in that, generally, remedies for defaults must be pursued in the courts of the defaulting party. Legal recourse is therefore limited. Political conditions, especially a sovereign entity’s willingness to meet the terms of its debt obligations, are of considerable significance. A sovereign debtor’s willingness or ability to repay principal and pay interest in a timely manner may be affected by a variety of factors, including among others, its cash flow situation, the extent of its foreign reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor’s policy toward principal international lenders and the political constraints to which a sovereign debtor may be subject. A country whose exports are concentrated in a few commodities could be vulnerable to a decline in the international price of such commodities. Another factor bearing on the ability of a country to repay sovereign debt is the level of the country’s international reserves. Fluctuations in the level of these reserves can affect the amount of foreign exchange readily available for external debt payments and, thus, could have a bearing on the capacity of the country to make payments on its sovereign debt. Also, there can be no assurance that the holders of commercial bank loans to the same sovereign entity may not contest payments to the holders of sovereign debt in the event of default under commercial bank loan agreements.

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The Fund intends to invest in certain instruments that may be illiquid.  As a result, if the Fund receives a large amount of redemptions, the Fund may be forced to sell such illiquid investments at a significant loss to be able to meet such redemption requests.

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Sukuk involve many of the same risks that conventional bonds incur such as: credit and counterparty risk, interest rate, maturity and investment grade securities risk. In addition to these risks, there are certain risks specific to sukuk. These include various operational risks including default risk, a lack of institutional support and risks related to the underlying assets. The sukuk markets are in their infancy and most sukuk trading is restricted to the primary markets. Unlike conventional bonds, sukuk tend to be held until maturity; thus, they are traded less frequently compared to conventional bonds.

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When the Fund invests in wakala, it will be subject to the credit risk of the bank acting as agent, and the risk that the bank will not manage the investment in a profitable manner.

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Certificates of deposit, bank notes and short-term money market instruments in which the Fund invests can fluctuate in value. Like other fixed income securities, they are subject to risk, including market and credit risk. They also may be subject to counterparty risk, which is the risk that the other party(s) to an agreement or a participant in a transaction, such as a bank, might default on a contract or fail to perform by failing to pay amounts due or failing to fulfill the obligations of the contract or transaction. To the extent that the Fund’s assets are deposited into short term money market instruments, it will be more difficult for the Fund to achieve its objective.

Additional Information about the Funds’ Non-Principal Investment Strategies and Related Risks

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The Funds may invest in exchange traded funds (“ETFs”).  An ETF may trade at a discount to its net assetvalue.  Investors in the Funds will indirectly bear fees and expenses charged by the underlying ETFs in which the Funds invest in addition to the Funds’ direct fees and expenses.  The Funds will also incur brokerage costs when they purchases shares of ETFs.  In addition, the Funds will be affected by losses of the underlying ETF and the level of risk arising from the investment practices of the underlying ETF.

Portfolio Holdings Disclosure Policies

A description of the Funds’ policies regarding disclosure of the securities in the Funds’ portfolios is found in the Statement of Additional Information.

Temporary Defensive Positions

During uncertain market, economic, political or other unfavorable conditions, the Funds may adopt a temporary defensive position. Under these circumstances, the Funds may hold up to 100% of their assets in non-interest bearing cash accounts..  The Funds will not invest in interest-paying instruments frequently used by other mutual funds for this purpose. During these periods, the Funds may not achieve their investment objective.

Management, Organization & Capital Structure

The Adviser

Azzad Asset Management, Inc. (the “Adviser”), 3141 Fairview Park Drive, Suite 460, Falls Church, Virginia 22042, serves as investment adviser to the Azzad Funds. The Adviser is a privately held corporation that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, with the U.S. Securities and Exchange Commission. The Adviser was incorporated in the State of Delaware on June 9, 2000. The Adviser was initially formed as Zad Asset Management, LLC in the State of Virginia on August 4, 1997 and was converted into a corporation under Delaware law in June 2000 under the current name. The Adviser currently manages investments for clients other than the Funds, and may continue to do so in the future.

Under the terms of the advisory agreements between the Adviser and the Trust, the Adviser is responsible for formulating the Funds’ investment program and for making day-to-day investment decisions and engaging in portfolio transactions.  The Adviser also furnishes corporate officers, provides office space, services and equipment and supervises all matters relating to the Funds’ operations. The Adviser is responsible for ensuring compliance with the Funds’ investment policies and guidelines.

Under management agreements with the Trust, the Adviser earns an annual management fee equal to 0.80% of the average daily net assets for the Azzad Ethical Fund and 1.19% of the average daily net assets for the Azzad Wise Capital Fund.  For the fiscal year ended June 30, 2012, the Adviser earned $141,081 for services to the Azzad Ethical Fund.  For its services to the Azzad Wise Capital Fund, for the fiscal year ending June 30, 2012, the Adviser earned $324,775. A discussion regarding the basis for the Board of Trustees’ (the “Board”) approval of the Funds’ investment advisory agreements with the Adviser is available in the Funds’ annual report to shareholders for the period ended June 30, 2012.

The SubAdviser to the Azzad Ethical Fund

Ziegler Lotsoff Capital Management (“ZLCM”), 20 North Clark Street, 34th Floor, Chicago, IL 60602, serves as Subadviser to the Azzad Ethical Fund. The Ziegler Companies, Inc. was founded in 1902 and formed Ziegler Capital Management, LLC in 1991 to offer institutional clients investment advisory services. Ziegler purchased Lotsoff Capital Management, LLC in 2011, as well as, Red Granite Advisors in 2012. Ziegler Lotsoff Capital Management is a registered investment adviser that managed approximately $4.0 billion in institutional assets as of December 31, 2011. As Subadviser, ZLCM provides the Adviser with a model, specific portfolio investment recommendations, and other consulting services.

A discussion regarding the basis for the Board of Trustees’ (the “Board”) approval of the Azzad Ethical Fund’s Subadvisory Agreement with Ziegler Lotsoff Capital Management will be available in the Fund’s next Semi-annual Report to Shareholders.

Portfolio Managers

Since April 2000 2001 , Mr. Jamal Elbarmil has served as the Vice President of Azzad Asset Management and as portfolio manager for the Azzad Ethical Fund since October 2008 and Azzad Wise Capital Fund since its inception. He is responsible for the day to day management of the Funds’ portfolio aided by a team of equity analysts. He holds a Masters Degree in Information Systems from the American University in Washington, DC and he is a PhD candidate at George Mason University in Virginia. Mr. Elbarmil reviews the Funds’ holdings and performance to ensure compliance with the Funds’ respective strategies. Prior to joining Azzad, Mr. Elbarmil was Vice President of Technology for Information Policy & Administration, Inc. in Virginia where he supervised the development of software systems. Mr. Elbarmil has over 10 years investment experience.

Joseph N. Pappo, Managing Director, and Senior Portfolio Manager at ZLCM. Mr. Pappo is responsible for stock selection, operations, systems and trading at ZLCM. Mr. Pappo joined ZLCM in 1997 as Managing Director and Senior Portfolio Manager for their large and mid cap domestic equity strategies. In 1988, Mr. Pappo founded Eden Financial Corporation which was later integrated into Weiss, Peck & Greer in 1991 as the new Quantitative Equity Division. From 1991-1996, Mr. Pappo served as the managing director of that division. Mr. Pappo holds a B.A. and a M.A. from Northwestern University.

Donald W. Reid, Ph.D., Managing Director, and Senior Portfolio Manager at ZLCM. Mr. Reid is responsible for quantitative stock analysis, portfolio construction, and research and development at ZLCM. Mr. Reid joined ZLCM in 1997 as Managing Director and Senior Portfolio Manager for their large and mid cap domestic equity strategies. From 1991-1996, Mr. Reid served as Director of Quantitative Equity Research at Weiss, Peck & Greer and as Director of Research and Development for Eden Financial Corporation, 1988-1991. He has several academic and trade publications to his credit including an article co-authored with Dr. Harry Markowitz (recipient of the 1990 Nobel Prize in Economics). Dr. Reid was an accountant with Ernst & Ernst (currently Ernst & Young) early in his career. Dr. Reid holds a B.S. from Auburn University, a M.S. from University of Georgia, and a Ph.D. from University of Kentucky with a concentration in Financial Economics.

The SAI provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the Azzad Ethical Fund and Azzad Wise Capital Fund.

Distribution Plan

The Funds have adopted a Distribution Plan (the “Plan”) pursuant to Rule 12b-1 under the 1940 Act. Under the Plan, the Funds are authorized to pay the distributor a fee for the sale and distribution of a Fund’s shares and services it provides to shareholders. The maximum amount of the fee authorized is 0.15% of the Azzad Ethical Fund’s average daily net assets annually and 0.05% of Azzad Wise Capital Fund’s average daily net assets annually.  Because these fees are paid out of a Fund’s assets on an on-going basis, over time, these fees will increase the cost of your investment in Fund shares and may cost you more than paying other types of sales charges. Fees paid under the Plan may not be waived for individual shareholders.

In addition to paying fees under the Plan, the Funds may pay service fees to intermediaries such as banks, broker-dealers, financial advisers or other financial institutions, for various shareholder services associated with shareholders whose shares are held of record in omnibus, other group accounts or accounts traded through registered securities clearing agents.

Shareholder servicing agents and broker-dealers may charge investors a fee in connection with their use of specialized purchase and redemption procedures offered to investors by the shareholder servicing agents and broker-dealers. In addition, shareholder servicing agents and broker-dealers offering purchase and redemption procedures similar to those offered to shareholders who invest in a Fund directly may impose charges, limitations, minimums and restrictions in addition to or different from those applicable to shareholders who invest in a Fund directly. Accordingly, the net return to investors who invest through shareholder servicing agents and broker-dealers may be less than by investing in a Fund directly. An investor should read the Prospectus in conjunction with the materials provided by the shareholder servicing agent and broker-dealer describing the procedures under which Fund shares may be purchased and redeemed through the shareholder servicing agent and broker-dealer.

Custodian, Transfer & Dividend Disbursing Agents

Huntington National Bank, 7 Easton Oval, Columbus, OH 43219, serves as custodian for the Funds’ cash and securities. The Custodian does not assist in, and is not responsible for, investment decisions involving assets of the Funds. The Custodian does maintain certain financial and accounting books and records pursuant to an agreement with the Funds.

Mutual Shareholder Services, LLC, 8000 Town Centre Drive, Suite 400, Broadview Heights, OH 44147, serves as the transfer agent and dividend-disbursing agent for the Funds and in that capacity maintains certain books and records for the Funds.

Shareholder inquiries relating to a shareholder account should be directed by writing to Azzad Funds c/o Mutual Shareholder Services 8000 Town Centre Drive, Suite 400 Broadview Heights, OH, 44147 or by telephoning Azzad Funds (toll-free) at (888) 350-3369, Monday through Friday (except holidays), between the hours of 9:00 A.M. and 5:00 P.M., Eastern Time.

Organization

Azzad Ethical Fund and Azzad Wise Capital Fund are each a series of the Azzad Funds, a Massachusetts business trust that is registered with the SEC as an open-end, management investment company. It is not intended that meetings of the Funds’ shareholders be held except when required by Federal or Massachusetts state law. All shareholders of the Funds are entitled to vote at shareholders’ meetings. From time to time, large shareholders may control the Funds.

At What Price are Shares Sold?

Shares of the Funds are sold at their offering price, which is the net asset value per share or “NAV” without any sales charge.  The offering price that applies to a purchase order is based on the next calculation of the NAV per share that is made after a Fund receives the purchase order.  The NAV of a Fund will fluctuate.

How Your Share Price (NAV) is Determined

The NAV of shares of a Fund is determined normally at 4:00 p.m. Eastern Time, on each day that the New York Stock Exchange (the “NYSE”) is open for trading (referred to in this Prospectus as a “regular business day”).  The NAV per share is determined by dividing the value of a Fund’s net assets by the number of shares that are outstanding.

A Fund’s securities are valued on the basis of market quotations, if available.  If market quotations are not available or, in the Adviser’s opinion, market prices do not reflect fair value, or if an event occurs after the close of trading (but prior to the time the NAV is calculated) that materially affects fair value, the Adviser will value a Fund’s assets at their fair value according to policies approved by, and subject to supervision by, the Funds’ Board of Trustees.

It is not anticipated that market quotations will be available for some of the securities in which the Azzad Wise Capital Fund invests.  Accordingly, the Adviser will need to price the securities using the Trust’s fair value pricing guidelines.  In accordance with the Trust’s good faith pricing guidelines, the Adviser is required to consider all appropriate factors relevant to the value of securities for which it has determined other pricing sources are not available or reliable as described above.  No single standard for determining fair value controls, since fair value depends upon the circumstances of each individual case.  As a general principle, the fair value of securities is intended to be the amount which the owner might reasonably expect to receive for them upon their current sale.  However, as the Adviser’s fair valuation of securities will be based upon its analysis of factors it considers relevant, the fair value price may differ from the price that would be received if the securities were sold.  If the fair value price differs, a shareholder may receive more or less proceeds or shares from redemptions and purchases of Fund shares than if the securities were priced at the price that would be received upon their current sale.  Similarly, the performance of a Fund may be affected.  A Fund also may not be able to receive a security’s fair value if the Fund should sell the security.

Securities with remaining maturities of 60 days or less are generally fair valued at amortized cost, as the Board of Trustees believes that this method of valuing short-term investments approximates market value.

A Fund’s shares are not priced on the days when the NYSE trading is closed. A Fund’s NAV may be calculated earlier, however, if trading on the NYSE is restricted or as permitted by the Securities and Exchange Commission (“SEC”). Your order (redemption or purchase) will be priced at the next NAV calculated after the Fund receives your order.

If a security or securities that a Fund owns are traded when the NYSE is closed (for example, on a foreign exchange or in an after-hours market) the value of a Fund’s assets may be affected on days when a Fund is not open for business. In addition, trading in some of a Fund’s portfolio holdings may not occur on days when a Fund is open for business.  In addition, a Fund may not make any purchases or sales of securities on some days when a Fund is open for business.

Shareholder Guide

How to Purchase Your Shares

Shares of a Fund are offered for sale on a continuous basis.

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The minimum initial investment for Azzad Wise Capital Fund is $4,000 (or $300 for accounts using Automated Clearing House (“ACH”) transactions, regardless of the type of account). The minimum initial investment for Azzad Ethical Fund is $1,000(or $50 for accounts using Automated Clearing House (“ACH”) transactions, regardless of the type of account).

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There is no minimum initial investment for investments made through broker-dealers and wirehouses.

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The minimum subsequent investmentfor Azzad Ethical Fund is $50 and $300 for Azzad Wise Capital Fund; there is no minimum subsequent investment for investments made through broker-dealers and wirehouses.

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The Funds may waive the investment minimums at its discretion.

The price for a Fund’s shares is a Fund’s NAV next determined after receipt of your purchase order.

BY MAIL:You may purchase shares of a Fund by completing and signing an Account Application form enclosed with this Prospectus and mailing it, together with your check made payable to the Azzad Funds and a copy of your driver’s license (for identification verification purposes), to the address listed below:

Azzad Funds

c/o Mutual Shareholder Services, LLC

8000 Town Centre Drive, Suite 400

Broadview Heights, OH 44147

When making subsequent investments, enclose your check with the return remittance portion of the confirmation of your previous investment or indicate on your check or a separate piece of paper your name, address and account number and mail to the address set forth above.  Third party checks will not be accepted, and the Funds reserve the right to refuse to accept other checks. Bounced checks or checks in which funds cannot be collected will be charged a $30 fee.

In compliance with the USA PATRIOT Act of 2001, please note that the transfer agent will verify certain information on your Application, as part of the Funds’ Anti-Money Laundering Program. As requested on the Application, you should supply your full name, birth date, social security number and permanent street address. The Funds reserve the right to close the account if clarifying information/documentation is not received within 5 business days.

BY TELEPHONE:Once your account is open, you may make subsequent investments by telephone by calling toll free (888) 350-3369. Payment for shares purchased by telephone is due within three business days after the date of the transaction. Investments by telephone are not available in the Funds’ retirement account administered by the Funds’ transfer agent or its agents.

If your telephone order to purchase shares is canceled due to nonpayment (whether or not your check has been processed by the Funds), you will be responsible for any loss incurred by the Funds because of such cancellation.

BY WIRE:You may make your initial or subsequent investments in the applicable Fund by wire transfer. To enable timely processing and transaction analysis, investors wiring funds must first notify the transfer agent of the investment. Please call Mutual Shareholder Services at: 888-350-3369 for additional information regarding sending wire transfers.

To assure proper receipt, please be sure your bank includes the Fund name and the account number that has been assigned to you. If you are opening a new account, please complete the Account Application form and mail it to the address indicated in “By Mail” above after completing your wire arrangement.

Wire purchases are completed when wired payment is received and the Funds accept the purchase.  The Funds and their agents are not responsible for any delays that occur in wiring funds, including delays in processing by the bank.  Note: federal funds wire purchase orders will be accepted only when the Funds and Custodian Bank are open for business.

There are no wire fees charged by the Funds for purchases of $1,000 or more. A wire fee of up to $20 will be charged by the Funds on wire purchases of less than $1,000. Your bank also may charge wire fees for this service.

BY AUTOMATIC INVESTMENT PLAN:You may make your initial investment in the Funds by completing the automatic investment plan (“AIP”) form authorizing the Azzad Funds to draw on your bank account. The minimum initial investment required is $300 for the Azzad Wise Capital Fund and $50 for the Azzad Ethical Fund.

You may also make subsequent investments automatically for as little as $50 a month for the Azzad Ethical Fund and $300 a month for the Azzad Wise Capital Fund, beginning within thirty (30) days after your account is opened. Ask your bank whether it will honor debits through the ACH or, if necessary, preauthorized checks. You may change the date or amount of your investment at any time by written instruction received by the Fund at least fifteen business days before the change is to become effective. Dates available for AIPs, are the 10th and 20th of each month (or the nearest business day thereafter). A fee of $30 will be charged for returned ACH payments.

Additional Information About Purchases

All purchases of shares are subject to acceptance by the Funds and are not binding until accepted. The Funds reserve the right to reject any application or investment. Orders are priced as of the close of trading on the NYSE, usually as of 4:00 p.m., Eastern Time, Monday through Friday, exclusive of days when the NYSE is closed.

Fees and charges associated with purchasing shares of the Funds are set forth in this Prospectus.  However, investors may purchase and sell shares through registered broker-dealers who may charge additional fees for their services.

If checks are returned unpaid due to insufficient funds, stop payment or other reasons, the Funds will charge $30 and you will be responsible for any loss incurred by the Funds with respect to canceling the purchase. To recover any such loss or charge, the Funds reserve the right, without further notice, to redeem shares already owned by any purchaser (in the Funds) whose order is canceled and such a purchaser may be prohibited from placing further orders unless investments are accompanied by full payment by wire or cashier’s check.

Investments paid for by checks drawn on foreign banks may be deferred until such checks have cleared the normal collection process.  In such instances, your investment will be priced at the NAV next determined after receipt of the check, and any amounts charged to the Funds for collection procedures will be deducted from the amount invested.

In addition, you will be required to provide information such as your birth date, social security number, address and other relevant information to help us verify your identity. For most accounts, you will be required to submit a photocopy of your driver’s license or other picture identification. If you do not provide this information, we may not be able to open your account. If we are unable to verify your identity, we reserve the right to close your account. We also reserve the right to close your account for other lawful reasons including but not limited to: reasonable suspicion of money laundering, fraud, terrorism or other illegal activity in connection with the account.

The Funds have authorized one or more brokers to receive on their behalf purchase and redemption orders, and such brokers are authorized to designate other intermediaries to receive purchase and redemption orders on the Funds’ behalf.  The Funds will be deemed to have received a purchase or redemption order when an authorized broker or, if applicable, a broker’s authorized designee, receives the order.  Investor orders will be priced at the respective Fund’s NAV next computed after they are received by an authorized broker or the broker’s authorized designee. Investors may be charged a fee if they effect transactions through a broker or agent.

How to Sell Your Shares

You may request to sell all or a portion of your shares at any time at the NAV per share next determined after the transfer agent receives your redemption request in proper form. To be in proper form, the following conditions must be satisfied:

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The request should be in writing, unless redeeming by telephone, indicating the number of shares or dollar amount to be redeemed;

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The request must identify your account number;

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The request should be signed by you and any other person listed on the account, exactly as the shares are registered; and

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If you request that the redemption proceeds be sent to a person, bank or an address other than that of record or paid to someone other than the record owner(s), or if the address was changed within the last 30 days, or if the proceeds of a requested redemption exceed $50,000, the signature(s) on the request must be medallion signature guaranteed by an eligible signature guarantor.

 If your redemption request is received prior to close of trading on the New York Stock Exchange (normally 4:00 p.m. Eastern Time), your redemption will be priced the same day. Any redemption request received after that time will be priced the next business day.

BY MAIL: Your request must include:

a) Original signatures of each registered owner exactly as the shares are registered;

b) The Fund name and the account number;

c) The number of shares or dollar amount to be sold; and

d) Any additional documents that may be required for redemption by corporations, partnerships, trusts or other entities.

Send your written request for redemption to:

Azzad Funds

c/o Mutual Shareholder Services, LLC

8000 Town Centre Dr., Suite 400

Broadview Heights, OH 44141-1939

BY TELEPHONE:  Redemptions by telephone can be made by calling 1-888-350-3369. If you do not wish to allow telephone redemptions by any person on the account, you should decline that option on the account application.

This feature can only be used on non-institutional accounts if:

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The redemption proceeds are to be mailed to the address of record or wired to the pre-authorized bank account;

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There has been no change of address of record on the account within the preceding 30 days;

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The person requesting the redemption can provide proper identification; and

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The proceeds of the redemption do not exceed $15,000.

In connection with telephone redemptions, neither the Funds nor the transfer agent will be responsible for acting upon any instructions reasonably believed by them to be genuine.  The Funds and/or the transfer agent will, however, employ reasonable procedures to confirm that instructions communicated by telephone are genuine (including requiring some form of personal identification, providing written confirmations, and tape recording conversations); and if the Funds or the transfer agent does not employ reasonable procedures, it may be liable for losses due to unauthorized or fraudulent transactions. Shareholders should be aware that they may experience difficulty effecting telephone redemptions during times of a market downturn or other emergency.

SPECIAL REDEMPTION ARRANGEMENTS

Special arrangements may be made by institutional investors, or on behalf of accounts established by brokers, advisers, banks or similar institutions, to have redemption proceeds transferred by wire to pre-established accounts upon telephone instructions.  For further information call the Funds at 1-888-350-3369.

SIGNATURE GUARANTEE

Redemptions in excess of $50,000 currently require a signature guarantee.  A signature guarantee verifies the authenticity of your signature and the guarantor must be an eligible guarantor. In order to be eligible, the guarantor must be a participant in a STAMP program (a Securities Transfer Agents Medallion Program). You may call the Funds at 1-888-350-3369 to determine whether the guarantor is eligible.

REDEMPTION PROCEEDS MAY BE SENT TO YOU:

BY MAIL: If your redemption check is mailed, it is usually mailed within 48 hours of receipt of the redemption request in proper form; however, the Funds have up to seven days to mail your redemption proceeds.  If the shares to be redeemed were purchased by check, the redemption proceeds will not be mailed until the purchase check has cleared, which may take up to 15 days from the purchase date. You may avoid this requirement by investing by bank wire (federal funds). Please notify the Funds promptly in writing of any change of address.

BY WIRE: You may authorize the Funds to transmit redemption proceeds by wire provided you send written instructions with a signature guarantee at the time of redemption. Proceeds from your redemption will usually be transmitted on the first business day following receipt of a redemption request in proper form.  However, the Funds may hold redemption proceeds for up to seven days.  If the shares to be redeemed were purchased by check, the redemption proceeds will not be wired until the purchase check has cleared, which may take up to 15 days from the purchase date. A wire fee of up to $20 will be charged by the Funds, which is deducted from your redemption proceeds.

ADDITIONAL INFORMATION ABOUT REDEMPTIONS

     (1)  The redemption price may be more or less than your cost to purchase the shares, depending on the net asset value of a Fund’s portfolio next determined after your request is received.

     (2)  A request to redeem shares in an IRA or similar retirement account must be accompanied by an IRS FormW4-P and must state a reason for withdrawal as specified by the IRS. Proceeds from the redemption of shares from a retirement account may be subject to withholding tax. IRA distributions must be accompanied by an Azzad Funds distribution application.

     (3)  A Fund may redeem existing accounts and refuse a potential account the privilege of having an account in a Fund if the Fund reasonably determines that the failure to do so would have a material adverse consequence to the Fund and its shareholders.

(4)

Excessive short term trading has an adverse impact on effective portfolio management as well as upon a Fund’s expenses. The Funds may refuse investments from shareholders who engage in short term trading.

MARKET TIMING AND REDEMPTION FEES

The Funds are intended for long-term investors and do not accommodate frequent transactions. The Board of Trustees has adopted policies and procedures that are designed to discourage excessive, short-term trading and other abusive trading practices that may disrupt portfolio management strategies and harm performance. The Funds take steps to reduce the frequency and effect of these activities in the Funds. These steps may include, among other things, monitoring trading activity, and imposing redemption fees under procedures adopted by the Funds’ Board. A redemption fee of 2.00% for the Azzad Ethical Fund and Azzad Wise Capital Fund will be assessed against investment proceeds withdrawn within 90 days of investment. Shares held longest will be treated as being redeemed first and shares held shortest as being redeemed last.  The redemption fee is intended to offset the costs associated with short-term shareholder trading and is retained by the respective Fund.  The redemption fee is applied uniformly in all cases.  Although these efforts are designed to discourage abusive trading practices, these tools cannot eliminate the possibility that such activity will occur. The Funds seek to exercise their judgment in implementing these tools to the best of its abilities in a manner that it believes is consistent with shareholder interests. Except as noted in the Prospectus, the Funds apply all restrictions uniformly in all applicable cases.

To minimize harm to the Funds and their shareholders, the Funds reserve the right to reject any purchase order or exchange request, in whole or in part, for any reason and without prior notice. The Funds may decide to restrict purchase and sale activity in its shares based on various factors, including whether frequent purchase and sale activity will disrupt portfolio management strategies and adversely affect the Funds’ performance.

Due to the complexity and subjectivity involved in identifying abusive trading activity, there can be no assurance that the Funds’ efforts will identify all trades or trading practices that may be considered abusive. In addition, the Funds’ ability to monitor trades that are placed by individual shareholders within group or omnibus accounts maintained by financial intermediaries is severely limited because the Funds do not generally have access to the underlying shareholder account information.  The Funds will work with financial intermediaries as necessary to discourage shareholders from engaging in abusive trading practices and to impose restrictions on excessive trades. There may be limitations on the ability of financial intermediaries to impose restrictions on the trading practices of their clients. As a result, the Funds’ ability to monitor and discourage abusive trading practices in omnibus accounts may be limited.  However, the Funds have entered into agreements with financial intermediaries that require the intermediary to provide individual shareholder information for shareholders holding shares in omnibus accounts.

MANDATORY REDEMPTIONS

In order to reduce expenses, the Funds may redeem all of the shares in any shareholder account, other than an active automatic investment plan, UGMA/UTMA and retirement plan account, if, for a period of more than three months, the account has a net value of $500 or less and the reduction in value is not due to market action. If a Fund elects to close such accounts, it will notify shareholders whose accounts are below the minimum of its intention to do so, and will provide those shareholders with an opportunity to increase their accounts by investing a sufficient amount to bring their accounts up to the minimum amount within ninety (90) days of the notice.  No account-closing fee will be charged to investors whose accounts are closed under the mandatory redemption provision.

How to Exchange Your Shares

As an Azzad shareholder, you may exchange your shares of any Fund for shares of any other Azzad Funds, subject to the minimum investment requirement of the Fund. The exchange is treated as a redemption and purchase for tax purposes and any gain on such transaction may be subject to federal income tax. You may request the exchange by contacting the Fund at the phone number or address provided in the “By Telephone” and “By Mail” sections above.

It is your responsibility to obtain and read a prospectus of the Fund you are exchanging your shares for before you make an exchange. In addition:

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You may make up to two exchanges out of the Fund during a calendar year.  This limit helps keep the Fund’s net asset base stable and reduces the Fund’s administrative expenses.

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If you exchange shares into or out of the Fund, the exchange is made using the net asset value per share of the Fund next determined after the exchange request is received.

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In times of extreme economic or market conditions, exchanging shares by telephone may be difficult.  To receive the NAV as of the date of your exchange, your exchange request must be received before that day’s close of the New York Stock Exchange, usually 4:00 p.m. Eastern Time.

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Each exchange represents the sale of shares from one fund and the purchase of shares in another, which may produce a gain or a loss for federal income tax purposes.

No exchange will be accepted unless the registration of the two accounts is identical.  Neither the Funds nor the Funds’ transfer agent are liable for following exchange instructions communicated by telephone that they reasonably believe to be genuine.  However, if they do not employ reasonable procedures to confirm that telephone instructions are genuine, the Funds’ transfer agent may be liable for any losses due to unauthorized or fraudulent instructions.  Procedures employed may include recording telephone instructions and requiring a form of personal identification from the caller.

Taxes, Dividend, and Distribution

Taxation of the Funds

Your investment will have tax consequences that you should consider. Some of the more common federal tax consequences are described here but you should consult your tax consultant about your particular situation. Although it is not an investment objective, the Funds’ Adviser will attempt to take into account the tax consequences of its investment decisions. However, there may be occasions when the Adviser’s investment decisions will result in a negative tax consequence for the Funds’ shareholders.

TAXES ON DISTRIBUTIONS. The Funds intend to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code so that it will not be liable for Federal income tax. Distributions of net investment income or short-term capital gain are taxable to you as ordinary income. Distributions of long-term capital gain are taxable to you as long-term capital gain, regardless of how long you have held your shares. Distributions may also be subject to state and local taxes.

The Funds will mail reports to you containing information about the Funds’ distributions during the year after December 31 of each year (by January 31st). Consult your tax adviser about the Federal, state and local tax consequences in your particular circumstances.

TAXES ON REDEMPTIONS OF SHARES. The sale of a Fund’s shares is a taxable transaction for Federal income tax purposes. Your taxable gain or loss is computed by subtracting your tax basis in the shares from the redemption proceeds. Because your tax basis depends on the original purchase price and on the price at which any dividends may have been reinvested, you should keep your account statement so that you or your tax professional will be able to determine whether a sale will result in a taxable gain or loss.

“BUYING A DIVIDEND” All distributions reduce the net asset value of a Fund’s shares by the amount of the distribution. Unless your investment is in a tax-deferred account, you may wish to avoid buying shares of the Funds shortly before a distribution. If you do, you will pay the full pre-distribution price for your shares and then receive part of your investment back as a taxable distribution.

TAX WITHHOLDING. The Funds may be required to withhold U.S. federal income tax from all taxable distributions and from proceeds from certain sales payable to shareholders who fail to provide the Funds with their correct taxpayer identification numbers or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding.  Any such withheld amounts may be credited against the shareholder’s U.S. federal income tax liability.

Distributions

As a shareholder, you are entitled to your share of a Fund’s net income and capital gains on its investments. A Fund passes substantially all of its earnings along to its investors as distributions.  When a Fund earns dividends from stocks and distributes these earnings to shareholders, it is called a dividend distribution. A Fund realizes capital gains when it sells securities for a higher price than it paid. When net long-term capital gains are distributed to shareholders, it is called a capital gain distribution. Net short-term capital gains are considered ordinary income and are included in dividend distributions.

LONG-TERM VS. SHORT-TERM CAPITAL GAINS:

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Long-term capital gains are realized on securities held by a Fund for more than one year and are part of your capital gain distribution.

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Short-term capital gains are realized on securities held by a Fund for less than one year and are part of your dividend distributions.

The Funds distribute capital gains, if any, annually. Azzad Wise Capital Fund distributes dividends, if any, monthly and Azzad Ethical Fund distributes dividends, if any, annually. This policy is subject to change at any time. All distributions are reinvested in additional shares, unless you elect to receive distributions in cash. For Federal income tax purposes, distributions are treated the same whether they are received in cash or reinvested. Shares become entitled to receive distributions on the day after the shares are issued.

If you have elected to receive distributions in cash, and the postal or other delivery service returns your check to the Funds as undeliverable, you will not receive interest on amounts represented by the uncashed checks.

Shareholder Services

Online Account Access

For your convenience, you may access your account online 24 hours a day/ 7 days a week to review your account balances or histories. Simply go to the Azzad website at www.azzadfunds.com, and use your social security number (or tax identification number) and investor number (located on your account statement) to access your Azzad Funds account. To obtain additional information about accessing your account online, call toll free (888) 350-3369.

Automatic Investment Plan

Automatic investment plans are available for your convenience to purchase shares at specified intervals (10th or 20th of each month) without having to manually initiate each transaction. Automatic investment plans allow you to purchase Fund shares by having specified amounts automatically deducted from your bank account and invested in a Fund on a monthly basis. To establish this service for your account, you may contact Azzad toll free at (888) 350-3369 between the hours of 9:00 A.M. and 5:00 P.M., Eastern Time, or visit the Azzad website at www.azzadfunds.com. This service may take up to four weeks to begin. Also, due to the varying procedures to prepare, process, and forward the bank withdrawal information to the Funds, there may be periodic delays in posting the funds to your account.

Dollar cost averaging. By participating in an automatic investment plan with a Fund, you will be practicing dollar cost averaging. Dollar-cost averaging is an investment strategy design to avoid the pitfalls of market timing by investing equal amounts of money at regular intervals (monthly, quarterly, so on) over a long period of time. The advantage of dollar cost averaging is that an investor buys more shares at lower prices, and fewer shares at higher prices. As a result, an investor ends up paying an average price per share over a period of time. The important key is to stick with dollar cost averaging through periods of rising and falling markets. Of course, no strategy can guarantee a profit, or protect your investment from losses.

Shareholder Reports

You will receive semi-annual and annual reports by mail. The independent registered public accountant firm of Sanville & Company audits the financial statements appearing in annual reports. You will also receive quarterly statements by mail. If your address changes, it is your responsibility to contact the Funds with your address information.

To keep the Funds’ costs as low as possible and to conserve paper usage, where practical we attempt to eliminate duplicate mailings to the same address. When we find that two or more Fund shareholders have the same last name and address, rather than send a separate report to each shareholder, we will send just one report to that address. If your household is receiving separate mailings that you feel are unnecessary, or if you want us to send separate statements, please notify Mutual Shareholder Services at (888) 350-3369.

Reporting to Third Party Information Providers

The Funds provide various third party information providers such as Morningstar, Lipper, and others with Fund information. These information providers may receive Fund information such as a Fund’s holdings and NAV (Net Asset Value) and other Fund information, in advance of Shareholders. A description of the Funds’ policies and procedures with respect to the disclosure of the Funds’ portfolio securities is available in the Funds’ Statement of Additional Information (“SAI”). Currently, disclosure of the Funds’ holdings is required to be made quarterly within 60 days of the end of each fiscal quarter, in the Annual Report and Semi-Annual Report to Fund shareholders, and in the quarterly holdings report on Form N-Q. The Annual and Semi-Annual Reports are available by contacting the Funds’ transfer agent, c/o Mutual Shareholder Services, 8000 Town Centre Drive, Suite 400 Broadview Heights, OH 44147 or calling (888) 350-3369. The Funds’ top 10 holdings as of the calendar quarter-end are most typically posted on the Funds’ website at www.azzadfunds.com.

FINANCIAL HIGHLIGHTS

Financial Highlights (Azzad Ethical Fund)

The financial highlights table is intended to help you understand the Fund’s financial performance for the last five years. Total return represents the rate that an investor would have earned (or lost) on an investment in the Fund, assuming reinvestment of all dividends and other distributions. The information for the five fiscal years ended June 30, 2012 were audited by Sanville & Company, whose report, along with the Fund’s financial statements, is incorporated by reference into the Statement of Additional Information and is included in the annual report.

The annual report is available free, upon request, by calling toll-free 1-888-350-3369.

For a capital share outstanding throughout each period indicated

Azzad Ethical Fund

FINANCIAL HIGHLIGHTS (Azzad Wise Capital Fund)

The financial highlights table is intended to help you understand the Fund’s financial performance for the last five years. Total return represents the rate that an investor would have earned (or lost) on an investment in the Fund, assuming reinvestment of all dividends and other distributions. The information for the two fiscal years ended June 30, 2012 and for the period April 6, 2010 (commencement of investment operations) through June 30, 2010 were audited by Sanville & Company, whose report, along with the Fund’s financial statements, is incorporated by reference into the Statement of Additional Information and is included in the annual report.

The annual report is available free, upon request, by calling toll-free 1-888-350-3369.

For a capital share outstanding throughout each period indicated

Azzad Wise Capital Fund

Account Types

You may invest in the Funds through the following types of accounts (their respective applications can be downloaded online at www.azzadfunds.com, for a hard copy call (888) 350-3369):

INDIVIDUAL, SOLE PROPRIETORSHIP AND JOINT ACCOUNTS (regular mutual fund accounts)

Individual and sole proprietorship accounts are owned by one person; joint accounts can have two or more owners. All owners of the joint account must sign written instructions to purchase or redeem shares or to change account information exactly as their names appear on the account. If you elect telephone privileges, however, redemption requests by telephone may be made by any one of the joint account owners.

RETIREMENT ACCOUNTS

The Fund offers various tax-deferred retirement plans and accounts, including Traditional IRAs, Roth IRAs, Rollover IRAs, SEP (Simplified Employee Pension) IRAs, SIMPLE IRAs and Keogh accounts. Fund shares may also be an appropriate investment for other retirement plans. Before investing in any IRA or other retirement plan, you should consult your legal or tax adviser.

UNIFORM GIFT OR TRANSFER TO MINOR ACCOUNTS (UGMA, UTMA)

Depending on the laws of your state, you can set up a custodial account under the Uniform Gift (or Transfers) to Minors Act. These custodial accounts provide a way to give money to a child and obtain tax benefits. To open a UGMA or UTMA account, you must include the minor’s social security number on the application and the custodian, or trustee, of the UGMA or UTMA must sign instructions in a manner indicating trustee capacity.

COVERDELL EDUCATION SAVINGS ACCOUNTS (formerly EDUCATION IRA)

You may establish a tax-deferred education savings account on behalf of any child with a Social Security Number to help save for his/her education. Account redemptions may be used for qualified primary, secondary, post secondary or higher education expenses.

FOR AN ORGANIZATION

You may open an account for a trust, corporation, partnership, endowment, foundation, or other entity. For corporations, a corporate resolution signed by an authorized person with a signature guarantee is required. For partnerships, a certification for a partnership agreement or the pages from the partnership agreement that identify the general partners is required. An authorized officer of the corporation or other legal entity must sign the application. For trust accounts, the trust must be established before you can open the account. You must include the name of each trustee, the name of the trust and provide a certification for trust, or the pages from the trust document that identify the trustees.

PRIVACY POLICY NOTICE

The Azzad Funds Commitment to Protecting Your Privacy

PLEASE READ AND RETAIN FOR YOUR RECORDS

The following is a description of the Funds’ policy regarding disclosure of nonpublic personal information that you provide to the Funds or that the Funds collect from other sources.  In the event that you hold shares of a Fund through a broker-dealer or other financial intermediary, the privacy policy of your financial intermediary would govern how your nonpublic personal information would be shared with unaffiliated third parties.

Categories of Information the Fund Collects.  The Funds collect the following nonpublic personal information about you:

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Information the Funds receive from you on or in applications or other forms, correspondence, or conversations (such as your name, address, phone number, social security number, assets, income and date of birth); and

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Information about your transactions with the Funds, their affiliates, or others (such as your account number and balance, payment history, parties to transactions, cost basis information, and other financial information).

Categories of Information the Fund Discloses. The Funds do not disclose any nonpublic personal information about current or former shareholders to affiliated or unaffiliated third parties, except as required or permitted by law.  The Funds are permitted by law to disclose all of the information it collects, as described above, to its service providers (such as the Funds’ custodian and transfer agent) to process your transactions and otherwise provide services to you.

Confidentiality and Security.  The Funds restrict access to your nonpublic personal information to those persons who require such information to provide products or services to you.  The Funds maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information.

Additional Information

INVESTMENT ADVISER

AZZAD ASSET MANAGEMENT, INC.

3141 FAIRVIEW PARK DRIVE SUITE 460

FALLS CHURCH, VIRGINIA 22042

TEL: 703-207-7005

FAX: 703-852-7478

WEB www.azzadfunds.com

Email info@azzad.net

INDEPENDENT REGISTERED PUBLIC

SANVILLE & COMPANY

ACCOUNTING FIRM

1514 OLD YORK ROAD

ABINGTON, PA 19001

TRANSFER AGENT AND

MUTUAL SHAREHOLDER SERVICES, LLC

FUND ACCOUNTANT

8000TOWN CENTRE DR.,

SUITE 400

BROADVIEW HEIGHTS, OH44147

TEL: (888) 350-3369

CUSTODIAN

HUNTINGTON NATIONAL BANK

7 EASTON OVAL

COLUMBUS, OH 43219

LEGAL COUNSEL

THOMPSON HINE LLP

312 WALNUT STREET

CINCINNATI, OH 45202

Additional information about the Funds has been filed with the Securities and Exchange Commission (the “SEC”) in a Statement of Additional Information, and in the Funds’ annual and semi-annual reports to shareholders. The Funds’ Statement of Additional Information contains more detailed information about the Funds and its management and operations. The Statement of Additional Information is incorporated by reference into this prospectus and is legally part of it. The Funds’ annual report includes a discussion of the market conditions and investment strategies that significantly affected the Funds’ performance during its last fiscal year.

These documents (and other information about the Funds) are available free of charge upon request to Mutual Shareholder Services, LLC 8000 Town Centre Drive. Suite 400 Broadview Hts, OH 44147 Tel: 888-350-3369 or 1-440-922-0066.  The Funds’ SAI, annual and semi-annual reports and other information can also be obtained by E-mail request to: info@azzad.net.You can also review and copy the Funds’ reports, SAI, and other information by visiting the Public Reference Room of the Securities and Exchange Commission (“SEC”) at 100 F. Street NE, Washington, DC 20549. Please call 202-551-8090 to learn the Public Reference Room’s business hours. Reports and other information about the Funds are available on the EDGAR Database on the SEC’s website at www.sec.gov, and copies of the Funds’ reports and SAI, may be obtained for a fee, by writing to the Public Reference Room at this address, or by e-mailing your request to PUBLICINFO@SEC.GOV.  Because the Funds’ SAI and other reports are available through the above sources, the Funds do not make them available on the Funds’ website.

Investment Company Act File Number: 811-08021